Exhibit 99.2

COAST CASINOS, INC.

CONDENSED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2004

(unaudited)

Part I - FINANCIAL INFORMATION

Item 1. Financial Statements

COAST CASINOS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEET

(dollars in thousands, except share data)

(unaudited)

June 30, 2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$37,579
Accounts receivable, net	6,011
Other current assets	26,535

TOTAL CURRENT ASSETS	70,125
PROPERTY AND EQUIPMENT, net	740,742
OTHER ASSETS	12,720

TOTAL ASSETS	$823,587

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$21,128
Accrued liabilities	47,600
Construction accounts payable	6,058
Current portion of long-term debt	3

TOTAL CURRENT LIABILITIES	74,789
LONG-TERM DEBT, less current portion	434,924
DEFERRED INCOME TAXES	37,470
DEFERRED RENT	31,742

TOTAL LIABILITIES	578,925

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued and outstanding	—
Common stock, $.01 par value, 75,000,000 shares authorized, 1,461,178 shares issued and outstanding	15
Treasury stock (33,175 shares)	(3,333)
Additional paid-in capital	95,398
Retained earnings	152,582

TOTAL STOCKHOLDERS’ EQUITY	244,662

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$823,587

The accompanying notes are an integral part of these condensed consolidated financial statements.

COAST CASINOS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2004

(dollars in thousands, except share and per share data)

(unaudited)

Six Months Ended June 30, 2004

OPERATING REVENUES:
Casino	$242,608
Food and beverage	62,040
Hotel	32,047
Other	25,402

GROSS OPERATING REVENUES	362,097
Less: promotional allowances	(34,943)

NET OPERATING REVENUES	327,154

OPERATING EXPENSES:
Casino	94,406
Food and beverage	46,405
Hotel	11,859
Other	19,898
General and administrative	58,135
Pre-opening	1,047
Deferred rent	1,529
Depreciation and amortization	25,250
Merger related expenses	15,885

TOTAL OPERATING EXPENSES	274,414

OPERATING INCOME	52,740

OTHER INCOME (EXPENSES) –
Interest expense, net of amounts capitalized and interest income income	(18,266)

INCOME BEFORE INCOME TAXES	34,474
Income tax provision	12,133

NET INCOME	$22,341

PER SHARE INFORMATION:

Basic net income per share of common stock	$15.29

Diluted net income per share of common stock	$15.00

Dividends declared per share	$3.50

Basic weighted-average shares outstanding	1,461,178

Diluted weighted-average shares outstanding	1,489,261

The accompanying notes are an integral part of these condensed consolidated financial statements.

COAST CASINOS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2004

(dollars in thousands)

(unaudited)

Six Months Ended June 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$22,341
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization	25,250
Net amortization of debt offering costs and original issue premium	630
Gain on disposals of assets	(868)
Deferred income taxes	(705)
Deferred rent	1,529
Changes in assets and liabilities:
Net decrease in accounts receivable and other assets	(2,112)
Net increase in accounts payable and accrued liabilities	3,864

TOTAL ADJUSTMENTS	27,588

NET CASH PROVIDED BY OPERATING ACTIVITIES	49,929

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, net of amounts in construction accounts payable	(37,978)
Proceeds from sale of assets	19,037

NET CASH USED IN INVESTING ACTIVITIES	(18,941)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt, including original issue premium, net of financing costs	1,718
Principal payments on long-term debt	(18,177)
Proceeds from borrowings under bank line of credit	17,500
Repayments of borrowings under bank line of credit	(38,853)
Dividends paid	(5,114)

NET CASH USED IN FINANCING ACTIVITIES	(42,926)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(11,938)
CASH AND CASH EQUIVALENTS, at beginning of period	49,517

CASH AND CASH EQUIVALENTS, at end of period	$37,579

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$18,104

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Property and equipment acquisitions included in construction accounts payable	$6,058

The accompanying notes are an integral part of these condensed consolidated financial statements.

COAST CASINOS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

Background Information

Coast Casinos, Inc. and Subsidiary (the “Company” or “Coast Casinos”) is a Nevada corporation with no independent assets or operations and serves only as a holding company for Coast Hotels and Casinos, Inc. (“Coast Hotels”), also a Nevada corporation. Coast Casinos changed its name from Coast Resorts, Inc. on July 2, 2002. Through its wholly owned subsidiary, Coast Hotels, the Company owns and operates the following hotel-casinos in Las Vegas, Nevada:

•	The Orleans Hotel and Casino, which opened in December 1996, is located approximately one and one-half miles west of the Las Vegas Strip on Tropicana Avenue.

•	The Gold Coast Hotel and Casino, which opened in December 1986, is located approximately one mile west of the Las Vegas Strip on Flamingo Road.

•	The Suncoast Hotel and Casino, which opened in September 2000, is located near Summerlin in the west end of the Las Vegas valley, approximately nine miles from the Las Vegas Strip.

•	The Barbary Coast Hotel and Casino, which opened in March 1979, is located on the Las Vegas Strip.

Basis of Presentation

The accompanying condensed consolidated interim financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in our annual report on Form 10-K for the year ended December 31, 2003. In the opinion of management, all adjustments and normal recurring accruals considered necessary for a fair presentation of the results for the interim periods have been included. The interim results reflected in the unaudited condensed consolidated financial statements are not necessarily indicative of expected results for the full year.

Merger With Boyd Gaming Corporation

On July 1, 2004, Coast Casinos merged into a subsidiary of Boyd Gaming Corporation (“Boyd”) and became a wholly-owned subsidiary of Boyd. According to the terms of the merger agreement entered into on February 6, 2004, Coast Casinos is positioned in Boyd as a separate operating unit that continues to be managed by the Coast Casinos management team. In addition to the compensation to Coast Casinos stockholders described below, Boyd Gaming assumed $434.9 million of debt (see Note 2 – Long-term Debt).

In the merger, each issued and outstanding share of Coast Casinos common stock held by each Coast Casinos stockholder (other than Michael J. Gaughan, the Chairman and Chief Executive Officer of Coast Casinos, Jerry Herbst, a director and the Treasurer of Coast Casinos, and Franklin Toti, a director and the Vice

COAST CASINOS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (continued)

President of Casino Operations of Coast Casinos) was converted into the right to receive $550 in cash, unless an election was made by such Coast Casinos stockholder to receive 32.8025 shares of Boyd Gaming common stock for such share of Coast Casinos common stock. The aggregate number of shares of Boyd Gaming common stock issued in the merger to Coast Casinos stockholders, other than Messrs. Gaughan and Toti, was 1,010,131 shares. In addition, incentive stock options issued to Coast Casinos’ Chief Operating Officer and Chief Financial Officer to purchase a combined 6,000 shares of Coast Casinos common stock were converted to options to purchase a combined 196,814 shares of Boyd Gaming common stock.

Included on our condensed consolidated statements of operations is $15.9 million in merger-related expenses, including payments to certain employees of Coast Casinos. Prior to the merger, Coast Casinos cancelled non-qualifying stock options issued under its 1996 Stock Incentive Plan to its Chief Operating Officer and Chief Financial Officer. In consideration for canceling the options, Coast Casinos paid a total of $13.2 million to the two individuals.

NOTE 2 - LONG-TERM DEBT

Long-term debt consists of the following as of June 30, 2004:

June 30, 2004
(in thousands)
9.5% senior subordinated notes due April 2009, with interest payable semi-annually on April 1 and October 1, including unamortized original issue premium of $3.4 million in 2004 and $3.7 million in 2003	$328,353
Senior secured credit facility - $225.0 million revolving line of credit due September 2008, collateralized by substantially all of the assets of Coast Hotels and Casinos, Inc.	30,000
Senior secured credit facility - $75.0 million term loan due September 2008, collateralized by substantially all of the assets of Coast Hotels and Casinos, Inc.	75,000
Other notes payable	1,574

434,927
Less: current portion	3

$434,924

COAST CASINOS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - LONG-TERM DEBT (continued)

In February 2003, Coast Hotels borrowed $18.0 million under a secured loan agreement, collateralized by a Company-owned aircraft. The proceeds were used to reduce borrowings under the then existing credit facility. The loan included interest at a premium of 2.25% over the 30-day London Interbank Offered Rate (“LIBOR”), adjusted monthly. For the six months ended June 30, 2004, the weighted average interest rate was 3.07%. In June 2004, the loan was repaid in full after the aircraft was sold to a related party of Coast Casinos for $17.6 million, resulting in a gain of $1.6 million.

In September 2003, Coast Hotels replaced its senior secured revolving credit facility due September 2004 with a $300.0 million senior secured credit facility due September 2008, comprised of a $225.0 million revolving credit facility and a $75.0 million term loan. Subject to the satisfaction of certain conditions, Coast Hotels may increase the commitments under the senior secured credit facility by up to $50.0 million. Coast Casinos is a full and unconditional guarantor of this indebtedness. Borrowings under the senior secured credit facility bear interest, selected at Coast Hotels’ option, at a premium over a base rate or the one-, two-, three- or six-month Eurodollar Rate (“Eurodollar”). The premium varies depending on a certain financial ratio and can vary, if determined by reference to the base rate, between 0.5% and 1.25% and, if determined by reference to Eurodollar, between 1.75% and 2.5%. As of June 30, 2004, using the one-month Eurodollar option, the premium over Eurodollar was 1.75% and the interest rate was 2.85%. For the six months ended June 30, 2004, the weighted average interest rate for the senior secured credit facility was 3.07%. Coast Hotels incurs a commitment fee, payable quarterly in arrears, on the unused portion of the senior secured credit facility. This fee varies depending on a certain financial ratio and can vary between 0.375% and 0.5% per annum. As of June 30, 2004, the fee was 0.375% per annum times the average unused portion of the facility.

In connection with the merger agreement disclosed in Note 1, all outstanding long-term debt was retired on the date of the merger.

NOTE 3 – PROMOTIONAL ALLOWANCES

The retail value of hotel accommodations and food and beverage items provided to customers without charge is included in gross revenues and then deducted as promotional allowances to arrive at net revenues. The value of slot club points earned is also deducted as promotional allowances. The following is a breakdown of these complimentary revenues and expenses for the six months ended June 30, 2004:

Six Months Ended June 30, 2004
Complimentary revenues:
Food and beverage	$21,544
Hotel	3,689
Other	2,108

Total complimentary revenues	27,341
Slot club points earned	7,602

Total promotional allowances	$34,943

COAST CASINOS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – PROMOTIONAL ALLOWANCES (continued)

The estimated cost of providing these complimentary services is as follows for the six months ended June 30, 2004:

Six Months Ended June 30, 2004

Food and beverage	$20,617
Hotel	1,135
Other	785

$22,537

The cost of providing these complimentary services has been allocated to expense as follows for the six months ended June 30, 2004:

Six Months Ended June 30, 2004

Casino	$21,087
General and administrative	1,450

$22,537

NOTE 4 - EARNINGS PER SHARE

Basic net income per common share excludes dilution and is computed by dividing income applicable to common stockholders by the weighted-average number of common shares outstanding. Diluted net income per common share is computed based on the weighted-average number of common shares outstanding after consideration of the dilutive effect of stock options.

The computations of basic net income per common share and diluted net income per common share, for the six months ended June 30, 2004, are as follows (in thousands, except share and per share data):

Six Months Ended June 30, 2004

Net income applicable to computations	$22,341

Weighted-average common shares applicable to net income per common share	1,461,178
Effect of dilutive securities:
Stock option incremental shares	28,083

Weighted-average common shares applicable to net income per common share, assuming dilution	1,489,261

Basic net income per share of common stock	$15.29

Diluted net income per share of common stock	$15.00

COAST CASINOS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – DIVIDENDS

On February 5, 2004, the Company paid a dividend of $3.50 per common share to stockholders of record at the close of business on January 26, 2004. On January 26, 2004, there were 1,461,178 shares outstanding, and the dividend paid totaled $5,114,000.